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                   [Letterhead of Horizon Technology Finance]

                                                     June 13, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
One Station Place, N.E.
Washington, D.C.  20549-0510

Re:      Horizon Technology Funding Company LLC
         Request for Withdrawal of Registration Statement on Form N-2 File Nos. 333-130555 and 814-00715

Ladies and Gentlemen:

Horizon Technology Funding Company LLC (the "Registrant") hereby applies, pursuant to Rule 477(a) under the Securities Act of 1933, as amended, to withdraw its registration statement on Form N-2 (File No. 333-130555) relating to the registration of shares of common stock (together with all exhibits and amendments thereto, the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on December 21, 2005, and was amended on April 14, 2006.

The Registration Statement was not declared effective by the Commission and none of the Registrant's securities were sold pursuant to the Registration Statement. Registrant is withdrawing the Registration Statement because it has determined not to offer its securities to the public at this time.

If you have any questions regarding the foregoing application for withdrawal, please call Jonathan P. Cramer at Ropes & Gray LLP, counsel to the Registrant, at (212) 841-0690.

                                         Sincerely,

                                         HORIZON TECHNOLOGY FUNDING
                                         COMPANY LLC

                                         By: Horizon Technology Finance, LLC,
                                         its sole member

                                         By:      /s/ Robert D. Pomeroy, Jr.
                                             -------------------------------
                                         Name:    Robert D. Pomeroy, Jr.
                                         Title:   Manager